SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 177th Extraordinary General Meeting, as follows:

Date: February 17, 2020

Time (Brasília): 11:00 a.m.

Venue: Corporate Headquarters, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900, Brasília-DF.

Business to be deliberated:

1.    To approve the capital increase, in the amount of R$ 7,751,940,082.78 (seven billion, seven hundred and fifty one million, nine hundred and forty thousand, eighty-two reais and seventy-eight cents), through the issuance of 201,792,299 (two hundred one million, seven hundred and ninety two thousand two hundred and ninety nine) new common shares and 14,504,511 (fourteen million, five hundred four thousand five hundred and eleven) new class B preferred shares, which were subscribed and paid in, pursuant to what was resolved at the Company’s Extraordinary General Meeting held on November 14, 2019 (“Issue EGM”);

2.    To amend article 7 of the Company’s Bylaws, to reflect the capital increase effectively approved, pursuant to item 1 of the agenda, that becomes as follows: “Art. 7th. The share capital is R$ 39,057,271,546.52 (thirty nine billion, fifty seven million, two hundred seventy one thousand, five hundred forty six reais and fifty two cents), divided into 1,288,842,596 (one billion two hundred and eighty eight million eight hundred and forty-two thousand five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand nine hundred and twenty) preferred shares of class “A” and 279,941,394 (two hundred and seventy nine million nine hundred and forty one thousand three hundred and ninety-four) class “B” preferred shares, all without par value.”

Canais de Atendimento

Rua da Quitanda, 196 - 9º andar - Edifício Mário Bhering Rio de Janeiro - CEP: 20.091-005

Site: www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com

Telefones: (21) 2514-6333|2514-4627

Fax: (21) 2514-5964

MINISTRY OF MINES AND ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public Company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

177th Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900, on February 17, 2020, at 11:00 a.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1.  To approve the capital increase, in the amount of R$ 7,751,940,082.78 (seven billion, seven hundred and fifty one million, nine hundred and forty thousand, eighty-two reais and seventy-eight cents), through the issuance of 201,792,299 (two hundred one million, seven hundred and ninety two thousand two hundred and ninety nine) new common shares and 14,504,511 (fourteen million, five hundred four thousand five hundred and eleven) new class B preferred shares, which were subscribed and paid in, pursuant to what was resolved at the Company’s Extraordinary General Meeting held on November 14, 2019 (“Issue EGM”);

2.  To amend article 7 of the Company’s Bylaws, to reflect the capital increase effectively approved, pursuant to item 1 of the agenda, which becomes as follows: “Art. 7th. The share capital is R$ 39,057,271,546.52 (thirty nine billion, fifty seven million, two hundred seventy one thousand, five hundred forty six reais and fifty two cents), divided into 1,288,842,596 (one billion two hundred and eighty eight million eight hundred and forty-two thousand five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand nine hundred and twenty) preferred shares of class “A” and 279,941,394 (two hundred and seventy nine million nine hundred and forty one thousand three hundred and ninety-four) class “B” preferred shares, all without par value.”

Pursuant to paragraph one of article 126 of the Corporations Act and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders’ meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its trustee and/or manager, or by an attorney-in-fact appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting hereby called, the shareholder ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ir) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

For participation in person, the Shareholder or its legal representative, in order to ensure admission to the Shareholder’s Meeting, pursuant to Article 5 of CVM Instruction 481, shall submit the following documents:

•                  Official ID card with photo;

•                  Authenticated copy of the updated Articles (Articles of Incorporation or Consolidation), in the case of a legal entity;

•                  Original with certified signature or authenticated copy of power of attorney granted by shareholder;

•                  Original copy of the extract of equity position provided by the depositary institution or custodian, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Company’s Articles of Incorporation, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m., and from 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder’s vote shall be proportional to its equity interest in the Company’s capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the websites of the Company (www.eletrobras.com/ri), of the Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation connected to the business which shall be deliberated at the Extraordinary General Meeting, under the terms of the Corporations Act and CVM Instruction 481.

Brasília, January 15, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.    Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting summoned hereunder, the Company lists below some relevant information regarding the procedures for the opening, participation, and holding of the meeting. (“Management Proposal”)

Extraordinary General Meeting

Pursuant to article 135 of the Brazilian Corporate Law, the first attendance of the Extraordinary General Meeting will require the skilled attendance of shareholders and/or their legal representatives holding at least 2/3 (two-thirds), at least, of the voting capital, because the meeting referred to is intended to reform the bylaws.

If this percentage is not reached, the new call will be called at least 8 (eight) days in advance, after which the Extraordinary General Meeting will be installed upon the attendance of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the condition of holders of shares issued by the Company, by submitting the following documents:

(a)              statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most 02 (two) days before the date of the Extraordinary General Meeting; and

(b)              original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c)              power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy; or

(d)             an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) articles of incorporation and corporate charters, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration agency or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of Company's Articles of Incorporation), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration agency.

In case of legal entities with representatives that are not appointed in the articles of incorporation/corporate charter or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration agency.

In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of October 5, 1961, enacted by Decree No. 8660, dated January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Company’s Articles of Incorporation, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro – ZIP CODE: 20.091-005, from 8 a.m. to 12 p.m. and from 2 p.m. to 5 p.m.

Remote Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of remote participation through the Distance Voting Ballot, which has template available at the websites of the Company (www.eletrobras.com/ir) and CVM (www.cvm.gov.br) (“Voting Ballot”).

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and submit it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the broker-dealer of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the voting ballot in its network of bank branches spread throughout the national territory, observing the procedures established by the Written Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Bulletins, the shareholders of the Company may also, at their exclusive discretion, send the Voting Bulletin directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Bulletin directly to the Company and, in this case, should abide by the following rules:

(i)               The Voting Ballot will only be received when it is sent physically, by post, addressed to the Investor Relations Department of the Company, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 196, Centro, 9th floor, ZIP CODE: 20.091- 005 or when sent by e-mail to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

(ii)              The Voting Ballot shall have the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)             The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, thus in compliance with the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, in compliance with the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Custodian Agent, the Custody Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the Shareholder’s Meeting pursuant to Article 21-B of CVM Instruction 481. The Voting Bulletin that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting related to such business.

2.    Business to be deliberated at the Extraordinary General Meeting hereby called

This Management Proposal seeks to provide the Shareholders with the necessary information to enable them to resolve on the approval of the capital increase proposed at the Company's Extraordinary General Meeting held on November 14, 2019, (‘Capital Increase’ and ‘Issuance EGM’, respectively). Accordingly, the General Meeting convened herein will deliberate on the following points:

1.    To approve the capital increase, in the amount of R$ 7,751,940,082.78 (seven billion, seven hundred and fifty one million, nine hundred and forty thousand, eighty-two reais and seventy-eight cents), through the issuance of 201,792,299 (two hundred one million, seven hundred and ninety two thousand two hundred and ninety nine) new common shares and 14,504,511 (fourteen million, five hundred four thousand five hundred and eleven) new class B preferred shares, which were subscribed and paid in, pursuant to what was resolved at the Company’s Extraordinary General Meeting held on November 14, 2019 (“Issue EGM”);

2.    To amend article 7 of the Company’s Bylaws, to reflect the capital increase effectively approved, pursuant to item 1 of the agenda, which becomes as follows: “Art. 7th. The share capital is R$ 39,057,271,546.52 (thirty nine billion, fifty seven million, two hundred seventy one thousand, five hundred forty six reais and fifty two cents), divided into 1,288,842,596 (one billion two hundred and eighty eight million eight hundred and forty-two thousand five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand nine hundred and twenty) preferred shares of class “A” and 279,941,394 (two hundred and seventy nine million nine hundred and forty one thousand three hundred and ninety-four) class “B” preferred shares, all without par value.”

3.    Agenda Item 1

At the time of the Issuance EGM, it was decided for the Capital Increase in the maximum amount, in case of total subscription of the issued shares, in the amount of R$ 9,987,786,560.33 (nine billion, nine hundred and eighty seven million, seven hundred and eighty-six thousand, five hundred and sixty reais and thirty-three cents) (“Maximum Amount”) and also resolved on the minimum amount of the Capital Increase, which would be subscribed and paid in by the Company's controlling shareholder, the Federal R$ 4,054,016,419.37 (four billion, fifty-four million, sixteen thousand, four hundred and nineteen reais and thirty-seven cents) (“Minimum Amount”), thus allowing the Capital Increase to be partially approved.

Throughout the Capital Increase of the shares issued at the Issuance EGM, there was the subscription and payment of 201,792,299 (two hundred one million, seven hundred and ninety two thousand and two hundred and ninety nine) common shares and 14,504,511 (fourteen million, five hundred and four thousand and five hundred and eleven) class B preferred shares, of which 191,942,718 (one hundred and ninety-one million, nine hundred and forty-two thousand, seven hundred and eighteen) common shares and 12,674,751 (twelve million six hundred and seventy four thousand and seven hundred and fifty-one) class B preferred shares arising from the exercise of preemptive rights, and 9,849,581 (nine million, eight hundred and forty-nine thousand and five hundred and eighty one) common shares and 1,829,760 (one million, eight hundred and twenty-nine thousand and seven hundred and sixty) class B preferred shares arising from the apportionment of the remaining shares.

Thus, the Minimum Amount was reached, and the issuance is subject to partial approval, which, if any, will cause the company's share capital to rise from 1.087.050.297 (one billion, eighty-seven million, fifty thousand, two hundred and ninety seven) common shares, 146,920 (one hundred and forty six thousand, nine hundred and twenty) class A preferred shares and 265,436,883 (two hundred and sixty five million, four hundred and thirty six thousand, eight hundred and eighty three) class B preferred shares to 1,288,842,596 (one billion two hundred and eighty eight million eight hundred and forty-two thousand five hundred and ninety-six) common shares, 146,920 (one hundred and forty six thousand, nine hundred and twenty) class A preferred shares and 279,941,394 (two hundred and seventy nine million nine hundred and forty one thousand three hundred and ninety-four)class B preferred shares.

Taking into account the justifications presented for the necessity of the Capital Increase, upon the proposal of the Management of the Issuance EGM, and the achievement of the Minimum Amount, the Company's management proposes the partial homologation of the Capital Increase, passing the referred capital from R$ 31,305,331,463.74 (thirty one billion, three hundred and five million, three hundred and thirty one thousand, four hundred and sixty-three reais and seventy-four cents) to R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), as well as 1,087,050,297 (one billion, eighty seven million, fifty thousand, two hundred and ninety seven) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 265,436,883 (two hundred and sixty-five million, four hundred and thirty-six thousand, eight hundred and eighty-three) preferred shares Class B shares to 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279.941.394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares.

Subsequently, 20,751,029 (twenty million seven hundred fifty-one thousand twenty-nine) common shares and 39,866,389 (thirty-nine million eight hundred sixty-six thousand three hundred eighty-nine) class B preferred shares were not subscribed and/or paid-in throughout the Capital Increase, constituting shares, which will not be issued, pursuant to item 3.4 of the management proposal of the Issuance EGM. Of this amount, 851,109 (eight hundred and fifty-one thousand one hundred and nine) common shares and 711,149 (seven hundred and eleven thousand and one hundred and forty-nine) class B preferred shares were subscribed subject to the total or partial subscription of the capital increase, which was not reached, reason why the amounts paid by way of payment by the shareholders, in the total amount of R$ 57,069,726.30  (fifty seven million sixty nine thousand seven hundred twenty six reais and thirty cents), were returned, without monetary update, on January 3, 2020, pursuant to the notice to shareholders of November 14, 2019.

4.    Agenda Item 2

Due to the proposal for partial approval of the Capital Increase above, it is necessary to amend article 7 of the Bylaws to increase the current capital from R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred and thirty one thousand, four hundred and sixty-three reais and seventy-four cents) to R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), as well as from 1,087,050,297 (one billion, eighty-seven million, fifty thousand, two hundred and ninety-seven) shares 146,920 (one hundred and forty six thousand, nine hundred and twenty) preferred class A shares and 265,436,883 (two hundred and sixty-five million, four hundred and thirty-six thousand, eight hundred and eighty-three) preferred class B preferred shares to 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares.

Thus, it is also proposed to amend and consolidate article 7 of the Company's Bylaws, to be in force with the following text:

‘Article 7th. The capital stock is R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), divided into 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares, all without nominal value.’

For this purpose, Annex II is attached to this proposal, highlighting the proposed amendment, as well as its origin and justification, with the analysis of its legal and economic effects, as established in article 11 of CVM Instruction 481 (“ICVM 481”). Also attached is Annex III, which is the consolidated bylaws of the Company, with the amendments highlighted.

It is important to clarify that the amendment of the Bylaws depends on approval by the Sest - Secretariat of Coordination and Governance of State-owned Companies linked to the Ministry of Planning.

5.    Opinion of the Fiscal Council

The proposal to amend our bylaws to increase our share capital through the issuance of new shares was approved by the Company's Fiscal Council at a meeting held on January 15, 2020, and an opinion was issued in favor of the capital increase as proposed by the Company's Management. which is made available in full as per Annex 03 of this Management Proposal.

6.    Statutory Audit and Risk Committee Statement

The proposed amendment to the bylaws to increase the capital stock through the issuance of new shares was considered by the Statutory Audit and Risk Committee at its meeting held on January 14, 2020, a statement which is made available in full as per Annex 04 of present Management Proposal.

7.    Opinion of the Eletrobras Legal Superintendence

In addition to the information indicated above and in the other attachments to this Management Proposal, the Company makes available, in the form of Annex 05 of this Management Proposal, the full opinion issued by its Legal Superintendence on the compliance of this capital increase with the legislation and other applicable standards.

8.    Management Conclusion

In view of the foregoing, the Company's Management unanimously of those present approved the convening of the 177th Extraordinary Meeting, pursuant to this Management Proposal, and recommends that the Shareholders carefully read all documentation submitted to the Board. their disposition regarding the proposed deliberations, as well as approving them at the end.

Brasília, January 15, 2020

José Guimarães Monforte

Chairman of the Board of Directors

LIST OF ANNEXES

All documents related to the matter to be resolved by the 177th Extraordinary General Meeting of Shareholders are available to shareholders on the Company's website (https://eletrobras.com/en/ri/Paginas/Shareholders-Meetings), as follows:

ANNEX 01 – Proposal Amendment;

ANNEX 02 – Company’s Bylaws;

ANNEX 03 – Opinion of the Fiscal Council;

ANNEX 04 – Opinion of the Statutory Audit and Risk Committee;

ANEXO 05 – Opinion of the Eletrobras Legal Superintendence

The Company, through its Investor Relations Department, by phone (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your disposal for further information on the 177th Extraordinary General Meeting of Shareholders.

ANNEX 01

Proposal Amendment

Current Wording	Proposed Changes (highlighted)	Origin and Justification of Proposed Changes

Article 7. The capital stock is R$31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred and thirty-one thousand, four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 (one billion, eighty-seven million, fifty thousand, two hundred and ninety-seven) shares 146,920 (one hundred and forty six thousand, nine hundred and twenty) preferred class A shares and 265,436,883 (two hundred and sixty-five million, four hundred and thirty-six thousand, eight hundred and eighty-three) (one billion  common shares, 146,920 class “A” preferred shares and 265,436,883 class “B” preferred shares, all without par value.

Article 7. The capital stock is R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), divided into 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares, all without nominal value.’

Reflect the capital increase proposed by the Extraordinary General Meeting held on November 14, 2019, which may be partially approved by the Extraordinary General Meeting to be held on February 17, 2020.

Legal Effects: There are no relevant legal effects as it aims to increase the share capital due to the new shares that will be issued if the Extraordinary General Meeting is called to be held on February 17, 2020.

Economic Effects: 1) capitalization of the advance for future capital increase (AFAC), made by the controlling shareholder Union, in the amount of R$ 4.054.016.400,86 (four billion, fifty-four million, sixteen thousand, four hundred reais and eighty-six cents), in capital stock, transferring this obligation from noncurrent liabilities to shareholders' equity; 2) increase in the minimum dividend base of preferred shares, due to the capital increase; 3) entry of new funds to the company, in the amount equivalent to R$ 3,603,155,359.10 (three billion six hundred and three million one hundred and forty five thousand three hundred and fifty nine reais and ten cents).

ANNEX 02

Bylaws

BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Name, Organization, Headquarters and Social Object

Art. 1 Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, established in accordance with the authorization provided by Federal Law 3,890-A, dated April 25, 1961 and governed by the present Bylaws.

Art 2 Eletrobras, as a company indirectly governed by the public Federal Administration, shall be ruled by Law 3,890-A, of 1961, and by Law 13,303, of 2016 and its rules, by the specific legislation for corporations (sociedade por ações), and by special dispositions of federal laws, when applicable, and by the present Bylaws.

Sole paragraph. The company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions of the Corporate Governance Level 1 Listing Regulations of BM&FBOVESPA (the "Level 1 Regulations").

Art 3 Eletrobras has its head offices in the Federal Capital and central office in the city of Rio de Janeiro, constituted for an indefinite period and will operate directly or through its subsidiaries or companies with which it may become associated, and the company may also open offices in Brazil and abroad in order to further its social object.

§ 1 Eletrobras, directly or through its subsidiaries, or controlled companies, may participate, with or without allocation of funds, in the establishment of consortia or participate in companies, with or without major participation in Brazil or abroad, for the direct or indirect production, transmission or distribution of electricity.

§ 2 The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, in order to achieve the objective set out in paragraph one of this article, is subject to the approval of at least 2/3 of all members of the Board of Directors.

§ 3 For the purposes of the participations mentioned in the first paragraph, Eletrobras will be responsible for raising the funds that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, and it may delegate such activity to them subject to the provisions under the Policy of Responsibilities.

§ 4 Any subsidiaries that Eletrobras might establish, subject to prior legal authorization, will be subject to the general principles of Law 3,890-A, of 1961.

§ 5 The subsidiaries will follow the administrative, financial, technical and accounting rules established by Eletrobras.

§ 6 The representatives from Eletrobras in the management of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors, according to criteria established under the law, these bylaws or the Policy of Appointment of companies of Eletrobras.

Art. 4 The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and the distribution of electric energy, as well as to enter into company transactions in connection with these activities, such as the trading of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country's energy policy;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to provide guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support research of its business interest in the energy sector, connected to the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.

VIII - to participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector; and

IX - to participate, according to on-going legislation, in programs designed to increase the usage of alternative sources of electric power generation, in addition to the rational use of power and the implementation of smart power networks.

CHAPTER II

Obligations

Art 5 Eletrobras, according to the applicable legal provisions, shall, among other obligations:

I - operationalize programs for the furtherance of the universal access to electric energy;

II - guide its efforts by the sustainability of the economic, financial, social and environmental balance in the business operations and opportunities;

III - support the activities connected to the furtherance and encouragement of the national industry of materials and equipment earmarked for the electric energy sector, by means of the operation of CEPEL - Center for Studies and Research on Electric Energy;

IV - develop programs, projects, and activities of furtherance and guidance of consumers, aiming at the efficient use of energy;

V – prepare and publish the Code of Ethics and Conduct of Eletrobras companies, in accordance with the company’s principles and values, as well as the applicable laws;

VI - follow the Compliance Program of Eletrobras companies;

VII – follow and make its controlled companies follow the requirements of transparency provided for under the applicable laws; and

VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), hereinafter referred to as FCPA, and Law no. 12,846/2013, as well as any applicable anti-bribery and anti-corruption laws, or any other laws, rule or regulation of similar purpose and effect, refraining from adopting any practice that may be forbidden for legal persons subject to FCPA and the Brazilian anti-corruption laws.

Art 6. Eletrobras shall take all applicable measures for its managers, agents, employees and any other people acting on its behalf, as well as of its controlled companies, managers, agents, employees and any other people acting on behalf of the latter, to proceed in accordance with the provisions under the Code of Ethics and Conduct of Eletrobras Companies, FCPA, and the Brazilian antibribery laws.

CHAPTER III

Capital, Shares and Shareholders

Art. 7. The capital stock is R$ 39,057,271,546.52 (thirty-nine billion fifty seven million two hundred seventy one thousand five hundred and forty six reais and fifty two cents), divided into 1,288,842,596 (one billion, two hundred and eighty eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred forty-six thousand, nine hundred and twenty) preferred class A shares and 279,941,394 (two hundred seventy nine million nine hundred and forty one thousand three hundred and ninety four) class B preferred shares, all without nominal value.’

Art 8. Eletrobras' shares shall be:

I - common, under nominative form, entitled to vote; and

II - preferred, under nominative form, not entitled to vote at Shareholders’ Meetings;

§ 1 Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed for this purpose.

§ 2 Whenever a transfer of ownership of shares occurs, the financial institution with which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to the maximum rates established by the Brazilian Securities and Exchange Commission (CVM).

Art 9. Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and in the distribution of dividends.

§ 1 Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from such shares, shall receive priority in the distribution of dividends, of eight percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 2 Preferred class “B” shares, which are those subscribed after June 23, 1969, shall receive priority in the distribution of dividends, at six percent over the capital belonging to that type and class of shares, to be equally divided between them.

§ 3 Preferred shares shall participate, on equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, subject to the following paragraph.

§ 4 Preferred shares shall be entitled to receive dividends, per share, of at least ten per cent above the dividend paid to each common share.

Art 10. Eletrobras' capital increases shall be implemented by means of public or private subscription and incorporation of reserves, and any resources obtained shal be capitalized in accordance with the laws in force at the time.

§ 1 When capital increases take place, all shareholders of Eletrobras shall have preemptive rights proportional to their equity interest, and the Federal Government shall subscribe for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

§ 2 Eletrobras may effect any capital increase, by means of subscription of shares or conversion of bonds or share credits, provided it maintains the limit of 2/3 of preferred shares in relation to the total issued shares.

Art 11. The payment for shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

Sole paragraph. Any shareholder who does not make payment in compliance with the terms and regulations set forth in this article shall be legally liable for the payment of any index adjustment, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated on the overdue installment.

Art 12. Eletrobras may issue multiple share certificates.

§ 1 Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which cannot exceed the costs incurred, shall be paid by such shareholder.

§ 2 The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force at the time.

Art 13. Eletrobras may issue non- convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Art 14. Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, or maintenance in Treasury and further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Art 15. The redemption of shares of one or more classes may be effected according to the resolutions of the Extraordinary Shareholders’ Meeting, not dependent upon approval by a Special Shareholders’ Meeting, according to the types and classes in question.

CHAPTER IV

Shareholders’ Meeting

Art 16. The Ordinary Shareholders’ Meetings shall be held within the four months immediately following to the close of the fiscal year, at an hour and on a date previously set, for:

I - the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements;

II - resolutions about the use of the net profit for the fiscal year and the distribution of dividends; and

III - election and dismissal of the members of the Board of Directors of Eletrobras and the Fiscal Council, and fixing the remuneration of the managers and members of the Fiscal Council and Audit and Risk Committee, in accordance with applicable legislation.

Art 17. Besides the instances provided for in the applicable laws, the Shareholders’ Meeting shall meet whenever the Board of Directors of Eletrobras deems it advisable and, specifically, decide about the following matters:

I - the assignment of all or any part of its shares in the share capital of Eletrobras or its subsidiaries;

II - capital change;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;

VI - the issue of any other titles (títulos) or securities, in Brazil or abroad;

VII - any splitting, merger or incorporation, dissolution and wind-up of the company;

VIII - any exchange of shares or other securities;

IX - exchange of shares of one or more classes, independently of approval by the Special Shareholders’ Meeting of the types and classes in question.

X – reform of the Bylaws;

XI - authorization for the company to bring suit to enforce civil liability on the managers for loss caused to its assets;

XII - election and dismissal, at any time, of liquidators, taking their accounts into consideration; and

XIII – evaluation of the assets of the shareholder to be considered for share in the social capital.

§ 1. The minimum time period between the first announcement of the Shareholders’ Meeting and the date of the meeting shall be 15 days and 8 days for the second notice.

§ 2 The General Shareholders’ Meeting may only deliberate on the agenda business, referred to in the respective notice of meeting, precluding the approval of general subjects.

§ 3 The deliberations of the Shareholders’ Meeting shall be carried out by majority votes, except for those requiring qualified quorum, being the vote of each individual representative proportional to the shareholding participation in the company's share capital.

§ 4 The deliberations of the General Shareholders’ Meeting shall be booked in the minutes, and may be summarized.

§ 5 - The declaration of vote can be registered if the shareholder representative so decides.

§ 6 Any shareholders abstaining from voting must be registered in the minutes and in the disclosure document of the Shareholders’ Meeting.

§ 7 The Board of Directors shall be responsible to deliberate on the convening of the Shareholders’ Meeting. The Fiscal Council and shareholders shall be responsible in the cases provided for under the law.

§8º The chair, conducting the proceedings of the Shareholders’ Meeting shall consist of the Chief Executive Officer of Eletrobras or his substitute and a secretary, chosen from among those present.

Art 18. The public notice shall state that the presence of the shareholders at the General Meeting is conditioned upon compliance with the requirements established by the law for this purpose.

Art 19. Shareholders may be represented by a proxy at the Shareholders’ Meetings, in accordance with the provisions of article 126, of Law 6,404 of 1976.

§ 1 The documents evidencing the condition of shareholder and his representation shall be delivered at the office of Eletrobras, according to the notice of meeting, up to 72 (seventy-two) hours before the Shareholders’ Meeting is held.

§ 2 Will be admitted to the General Shareholders Meeting all shareholders who attend with the full documentation needed to the participation in the Meeting

§ 3 The recognition of signatures of the instrument of mandate is not required for non-resident shareholders and holders of depositary receipts, and the proxy may be deposited at Eletrobras' head-office within seventy-two hours prior to the the day scheduled for the Shareholders’ Meeting.

§ 4 The representation of the Federal Government at the Shareholders’ Meetings will be made according to the applicable federal law.

§ 5 Eletrobras shall facilitate the remote participation and voting, in accordance with the Instruction of the Securities Commission – CVM.

CHAPTER V

Management

Art 20. The management of Eletrobras, in accordance with these Bylaws and legislation in force, is the responsibility of the Board of Directors and the Board of Executive Officers.

Art 21. The exercise of the functions of the management of Eletrobras is reserved for Brazilian individuals, with members of the Board of Executive Officers having to be resident in the country, and depending on the law, the same may be required for other management positions

§ 1 The minutes from the Shareholders’ Meeting, or meeting of the Board of Directors, which had elected, respectively, directors and executive officers, should state the qualifications of each member and their mandate period, and if so required by law, such additional requirements as the law prescribesirements, which will be filed at the head-office.

§ 2 The requirements shall be evidenced in documentation, resorting to the information referred to in standardized form, approved by the Office of Coordination and Governance of State-owned Companies.

Art 22. The investiture into the management office of Eletrobras shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Directors, such requirements shall be forwarded for deliberation of the shareholders, at General Shareholders Meeting.

§ 2 In addition to the conditions for the investiture referred to in the head provision of this Art, the nominee for the officer’s position, in addition to the Chief Executive Officer, should have:

I - professional experience of at least 5 (five) years in the position or assignment, directly connected to the main theme of the Executive Board.

Art 23. Officers shall not discuss subjects that conflicts with their interests or the interests of third parties under their influence, in accordance with the terms of article 156 of Law 6,404 of 1976. In this case, an officer must declare such interest and refrain from discussing the subject.

Art 24. The members of Board of Directors and Executive Officers will take office after signing their investiture, undersigned by the Chief Executive Officer and by the director or executive officer that took office, at the minute book from the Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

§ 1 In the event that the CEO of Eletrobras is the one who takes office, the State Minister to whom Eletrobras is linked shall also sign the term of investiture.

§ 2 In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, unless a justification is accepted by the office to which the member has been appointed.

§ 3 The investiture must contain, subject to becoming null, the indication of at least one address at which the officer will receive process for administrative and legal proceedings regarding their management, which shall be deemed accomplished by means of delivery at the indicated address, which can only be changed by written notification to Eletrobras.

§ 4 Taking office of the Board of Directors and the Board of Executive Officers is subject to the signing the Management Consent Form (Termo de Anuência dos Administradores), pursuant to the Level 1 Regulation as well as the applicable legal requirements.

Art 25. Each management board member shall, before entering and leaving office, submit an annual statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

Art 26. The term of management of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

§ 1 For the deadlines set forth at the start of Arts 32 and 42, the previous periods of management or performance occurred within less than 2 (two) years will be considered.

§ 2 Once the maximum management deadlines set forth at the start of Arts 32 and 42 are reached, the return of the member of the Board of Directors or of the Board of Executive Officers may only occur after a period equivalent to a term of management.

§ 3 For the purposes of the provisions of the head provision of Art 42, the appointment of a director to serve on another executive board of Eletrobras is not considered as a reinstatement.

Art 27. The elected directors shall participate, in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

Sole paragraph. It is hereby forbidden to reinstate a manager who does not participate in any annual training provided by the company over the last two years.

Art 28. The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the directors and executive officers present at the meetings.

§ 1 Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

§ 2 The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

§ 3 It is the responsibility of the Chairman of the Board of Directors and the Chief Executive Officer or the majority of the members of each committee of the company`s management, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

§ 4 The Chairman of the Board of Directors and the Chief Executive Officer are entitled, besides their personal votes, to a casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

Art 29. Members of the Board of Directors and the Board of Executive Officers shall be responsible, under the terms of the applicable laws, individually and collectively, for the acts performed by them and for the damages caused by them to the company.

§ 1 Eletrobras will provide defense for the members and ex-members of the Board of Executive Officers and Board of Directors in judicial and administrative suits against them relating to behavior performed while in office, provided it is not incompatible with the company's interests.

§ 2 The benefit provided in the first paragraph of this article shall apply, as appropriate, to the Audit and Risk Committee, to the occupants and former occupants of positions of trust and other employees regularly invested with the powers delegated to the managers.

§ 3 Benefits as mentioned shall comply with terms established by the Board of Directors, following consultation with the legal department of Eletrobras.

§ 4 Eletrobras can enter into a Directors & Officers Liability (D&O) insurance policy, in the form and with coverage as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable judicially or administratively.

§ 5 If any of the members are convicted, and not allowed to appeal further in respect to company´s Bylaws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st and 2nd paragraphs, besides any reputational damages to the company.

Art 30. The managers of Eletrobras who may come up with salary advantages without provision or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, based on the head provision of Art 29 hereof.

Art 31. The maximum limit of participation of a Director in the Board of Directors and/or Fiscal Council may not surpass 5 (five) in number, taking into account the Eletrobras’ one, in accordance with the compensation limit.

Sole paragraph. The paid participation of members of the federal public administration, directly or indirectly, in more than 2 (two) collegiate bodies of state-owned companies, including the Boards of Directors and Fiscal Council and the Audit Committees, is forbidden.

CHAPTER VI

Board of Directors

Art 32. The Board of Directors shall consist of 11 (eleven) members, elected by a Shareholders’ Meeting, which shall appoint the Chairman among them, with a unified term of office of 2 (two) years, with a maximum of 3 (three) consecutive renewals, constituted by:

I - seven members appointed by the Minister of Mines and Energy among which at least two must meet the conditions set forth in art. 25 of Law 13,303/2016 and in art. 39 of Decree No. 8,945/2016;

II - one director appointed by the Minister of Planning, Development and Management, according to the applicable law;

III - one director elected by a separate voting during the Shareholders’ Meeting, by the minority holders of the common shares, issued by Eletrobras, with applicants meeting the requirements of Law 13,303/2016;

IV - one director elected by a separate voting during the Shareholders’ Meeting, except for the controlling shareholder, holders of the preferred shares issued by Eletrobras, representing at least ten percent of the capital. Such calculation excludes the shares held by the controlling shareholder, and applicants should meet the requirements of Law 13,303/2016; and

V - one director elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the applicable law.

§ 1 The right to vote set out in item IV above, is reserved for preferred shareholders who prove uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting.

§ 2 The director representing the employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which there is a conflict of interests.

§ 3 The matters that imply conflicts of interest, as provided for in § 2 above, shall be deliberated on a special meeting, without the attendance of the director representing the employees, who shall have access to the minutes of the meeting and the documents connected to the deliberations, over the term of up to 30 days.

§ 4 The Board of Directors shall include at least 30% (thirty percent) of the independent members, respecting a more strict independence criteria, in case of divergence between the rules of Law 13,303, from July 30, 2017, and the Statute of the Highlight on State Governance Program of Brasil, Bolsa, Balcão S.A. (B3).

§5 The Ministry of Mines and Energy shall indicate the independent members of the Board of Directors referred to in §4 of this article, in case the other shareholders do not do so.

Art 33. It shall be incumbent upon the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose to the Board of Executive Officers, for the purposes of examination and deliberation, as well as the superior control of Eletrobras and subsidiaries, for oversight of compliance with guidelines established by it, monitoring the implementation of approved programs and verifying the results obtained.

§ 1 The Board of Directors will meet at least once a year without the presence of the Chief Executive Officer, including for approval of the Annual Plan of Internal Audit Activities – PAINT and Annual Report of Internal Audit Activities – RAINT.

§ 2 The Board of Directors will meet at least twice a year with the presence of external auditors.

Art 34. The monthly remuneration owed to the members of the Board of Directors shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit of any type is hereby forbidden.

Sole paragraph. The members of the Board of Directors shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 35. In addition to the cases provided for under the law, a position will be vacant when the member of the Board of Directors fails to attend two consecutive meetings, or three non-continuous meetings, over the 12 (twelve) meetings without a reason.

Art 36. In the exercise of the duties appurtenant to the Board of Directors, without prejudice to the assignments provided for in the applicable laws:

I - decide on the organization of subsidiaries or the termination of the participation of Eletrobras in such companies;

II – decide on the association, directly or through subsidiary or controlled companies, with or without the allocation of resources for setting up consortia or participation in companies, with or without control, in Brazil or abroad, which are intended directly or indirectly to explore the production, transmission or distribution of electricity under a concession, authorization or permit;

III – deliberate on the shareholders’ agreements to be executed by Eletrobras, its subsidiaries or controlled companies, before its execution, abiding by the applicable laws;

IV - define the policy for granting loans and financing, not permitting loans to managers, members of the Fiscal Council, employees and majority shareholder;

V - state its position about the acts approve the contracts in accordance with the applicable policy of responsibilities, undertaking, among such acts or contracts, without limitation, the responsibility for the granting of financing to utility electric energy companies under its control, and for the entry into loans in Brazil and abroad;

VI – approve, abiding by the policy of responsibilities, the granting of guarantee for loans or financings signed domestically or abroad, by subsidiaries or not, where it holds interest;

VII- to approve, in accordance with the policy of allocations, the contracting of loans or financing, in the country or abroad, of controlled companies;

VIII - decide on the organization of technical-scientific research entities which are of interest to Eletrobras in the energy power sector, as well as the granting of loans and guarantees to those under its control;

IX - to call a Gneral Meeting, in the circumstances stipulated by Law 6,404 of 1976, or whenever it deems convenient;

X - determine the distribution of functions among the members of the Board of Executive Officers, abiding by the assignments established under these Bylaws;

IX - propose to the General Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except for those described in item XII;

XII - authorize the acquisition of shares issued by Eletrobras, to be canceled or held in treasury for subsequent sale, and to decide on the issuance of non-convertible titles and simple debentures, not convertible in shares;

XIII - decide on the negotiation of shares or debentures;

XIV - authorize the sale of permanent assets and the creation of real property liens, abiding by the Policy of Responsibilities with respect to the disposal of real property;

XV - deliberate on the making and acceptance of donations, with or without charges, abiding by the provisions in the Compliance Manual and the Code of Ethics and Conduct of Eletrobras’ Companies, as well as the Policy of Responsibilities;

XVI - choose and remove officers of the company and supervise their management;

XVII - appraise, at any time, the books and documents of Eletrobras, as well as to request information about the contracts executed or close to be executed and on any other acts;

XVIII – implement and supervise the systems of management of risks, internal controls and compliance established for preventing and mitigating the main risks to which Eletrobras and its controlled companies is exposed, including the risks connected to the integrity of accounting and financial information and those connected to the event of bribery or fraud;

XIX - analyze, at least quarterly, the interim balance sheet and other financial statements, without prejudice to the activities of the Fiscal Council;

XX - approve management’s reports and internal controls, as well as those of the Board of Executive Officers;

XXI - select and dismiss the independent auditors and also select and dismiss the financial institution which will be responsible for the custody of Eletrobras’ shares in deposit accounts, in the name of their respective owner, in book entry form, without the issuance of certificates, according to the 1st paragraph of article 8 hereof;

XXII – deliberate on the appointment and dismissal of holders of the Internal Audit, after approval of the Ministry of Transparency and Office of the Federal Controller General, Ombudsman’s Office, and Governance Office;

XXIII - deliberate on the assignments and operations of the Internal Audit, Ombudsman’s Office, and Governance Office;

XXIV – deliberate on the proposals for implementation of remedial measures, or those connected to the improvement of procedures and routines, as a result of the analysis of the statements received by the Ombudsman’s Office;

XXV - request periodical internal audit about the activities of the entity of supplementary social security that manages the plan of company’s benefits;

XXVI - establish the fundamental guidelines of the administrative organization of Eletrobras;

XXVII - select, abiding by the requirements of the Policy of Appointments in force, the Eletrobras’ representatives in the management of either subsidiaries or not, associations and foundations, in which it participates, being appointed for those functions, preferably, company’s employees or from subsidiaries;

XXVIII – prepare, change and approve its Internal Rules, observing the rules on composition and competence set forth in these Bylaws and in the current legal norms;

XXIX - decide on the declaration of interim dividends and on the payment of interest on capital, at the proposal of the Board of Executive Officers, in accordance with the provisions of art. 47, item XIII, hereof;

XXX - grant vacation or leave to the Chief Executive Officer;

XXXI – approve the personal regulation and establish the number of functions of trust of the top management of Eletrobras, pursuant to item II of art. 62 hereof, as well as those of the controlled companies;

XXXII – approve the maximum quantity of personnel and the performance of competitive civil-service examination for Eletrobras and controlled companies;

XXXIII - approve the Strategic Planning and Master Plan of Business and Management, and amendments;

XXXIV – approve the annual budget of Eletrobras and controlled companies, which shall be prepared to meet the Strategic Planning and Master Plan of Business and Management of each company;

XXXV - approve the signing of the Corporate Performance Goals - CMDE, through which the controlled companies of Eletrobras undertake to comply with the strategic guidelines defined therein, in order to meet the goals and outcomes established by the parent, as well as the policy of consequences applied to Eletrobras and its controlled companies, following up its effective fulfillment;

XXXVI – approve the policies and guidelines on the transactions and executions of electric power purchase contracts of Eletrobras and its controlled companies, as well as its statements regarding lawsuits in the Electricity market, following the provisions under Item V of this article;

XXXVII – approve the investment projects of Eletrobras and its controlled companies, according to the applicable Policy of Responsibilities;

XXXVIII – approve the policy of transactions with related parties, in compliance with the requirements of competitiveness, compliance, transparency, equity and interchangeability, which shall be reviewed at least annually;

XXXIX – assess the performance, either individual or collective, at least once a year, of the directors and members of the Committees, under the terms of the applicable laws;

XL - decide on the creation, operation, and termination, according to the Bylaws, of Committees to Support the Board of Directors for further discussion of strategic studies, as well as to elect and dismiss its members, in accordance with the applicable laws;

XLI – approve a Policy of Appointment that establishes the minimum requirement for appointment of the members of the Board of Directors, Fiscal Council and Board of Executive Officers, at the companies where Eletrobras and controlled companies participate, in addition to foundations, associations and pension funds;

XLII - establish the policy of disclosure of information of Eletrobras;

XLIII - approve and inspect the fulfillment of targets and specific results to be met by the members of the Board of Executive Officers;

XLIV - carry out annual analysis with respect to the fulfillment of targets and outcomes under the Master Plan of Business and Management and Strategic Plan, and should publish its conclusions and report them to the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), under the terms of the applicable laws;

XLV - discuss, approve and follow up the decisions that underlie corporate governance practices, relationship with stakeholders, policy of management of people and code of conduct of agents under the scope of Eletrobras and the respective guidelines of its controlled companies;

XLVI – approve the policy of responsibilities;

XLVII – make clear its position on the proposals to be subject to deliberation of shareholders under a meeting;

XLVIII - approve the Policies of Compliance and Management of risks, Dividends, and Shareholdings, as well as other general policies of the company;

XLIX - undersign the Annual Letter, stating the commitments to meet goals of public policies;

L - approve the Regulation governing competitive bidding;

LI- state its position about the report submitted by the Executive Board of Officers resulting from the internal audit on the activities of the entity of supplementary social security;

LII- state its position about the compensation of the members of the Executive Board and the participation in the company’s profit;

LIII - authorize the establishment of subsidiaries, as well as the acquisition of minority interest in the company; and

LIV - establish policy of spokespersons aiming at eliminating the risk of contradiction between information from several areas and those of the executives of the company; and

LV - to decide on cases not provided for in these Bylaws.

§ 1 The quantities of positions of trust of the higher administration of Eletrobras and the maximum amount of personnel, approved by the Board of Directors, under the terms of Items XXXI and XXXII of this article, shall be subject, under the terms of the law, to the approval of the Office of Coordination and Governance of the State-owned Companies – SEST.

§ 2 The obligation of the publication referred to under Item XLIV shall not be imposed with regard to information of strategic nature that, if disclosed, may jeopardize the interest of the company.

§ 3 The minutes of meetings of the Board of Directors of Eletrobras will be filed with the Trade Registration (Registro do Comércio) and the minutes containing decisions having effects on third parties will be published.

Art 37. The Board of Directors, in each fiscal year, shall submit, to the decision of the Ordinary Shareholders’ Meeting, the management report, and the financial statements, as well as the proposal for the distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Fiscal Council, pursuant to item XIII of art. 47, and the certificate of the independent auditors.

Art 38. In the event of a vacancy in the office of Chairman of the Board of Directors, a substitute shall be elected, in the first meeting of the Board of Directors, remaining in the office until the next General Meeting.

Art 39. In the event of a vacancy in the office of a director, the substitute shall be appointed by the remaining directors and shall act until the first General Meeting, according to article 150 of Law 6,404 of 1976.

Sole paragraph. The chosen director shall finish the mandate of the replaced director.

Art 40. The Board of Directors shall rely on the support of the Audit and Risk Committee and the Committee of Management, People and Eligibility.

§ 1 The committees referred to in the head provision of this Art shall have its operating rules established under their respective bylaws, according to Law 13,303/16 and other applicable laws.

§ 2 The assignments of the Audit and Risk Committee that are in charge of the Audit Committee, as provided for under Law 13,303/16 and its regulation, may cover the subsidiaries of Eletrobras.

§ 3 The Audit and Risk Committee, which is permanent, shall consist of at least 3 members and a maximum of 5 members, and shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

§ 4 The compensation of the Audit and Risk Committee shall be set at a Shareholders’ Meeting at an amount not smaller than the compensation of the fiscal council members.

§ 5 The members of the Board of Directors which hold a position in the Audit and Risk Committee of the company shall decide whether or not a compensation will be established for members of such Committee.

§ 6 The assignments of the Committee of Management, People and Eligibility which are charged with the Eligibility Committee and provided for under Law 13,303/16 and its regulation, may cover the companies where Eletrobras is direct and indirect participant.

Art 41. In addition to the committees referred to in the previous article, the Board of Directors may create other committees to support decision-making, under the terms of Item XL of Art 36.

Sole paragraph. The rules for the function of the committees referred to in the head provision of this article shall be established in their own internal rules, without prejudice to the applicable laws.

CHAPTER VII

The Board of Executive Officers

Art 42. The Board of Executive Officers shall be composed of the President and up to 06 (six) officers, with the minimum of 03 (three) members, all of them elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being permitted.

Sole paragraph. The Chief Executive Officer – CEO of Eletrobras will be chosen from among the members of the Board of Directors. The same person cannot occupy the position of CEO of the company and Chairman of the Board of Directors.

Art 43. The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

§ 1 The Chief Executive Officer and executive officers may not exercise management, administrative or consulting functions at private sector companies, electric energy public concessionaires or em private companies that are in any way connected to the electricity sector, except in subsidiaries, controlled companies, specific purpose entities and concessionaires under control of the states in which Eletrobras holds a participation, where they can hold positions on the board of directors and fiscal council, subject to the provisions of Law No. 9,292 of July 12, 1996 regarding the right to receive compensation.

§ 2 A condition precedent for the investiture in an executive board office is the undertaking of commitment with specific goals and results, which shall be accomplished as approved by the Board of Directors.

Art 44. The members of the Board of Executive Officers cannot be absent from their office for more than thirty consecutive days, except in the case of holidays or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of removal from their office.

§ 1 The granting of vacation or leave of absence for up to 30 (thirty) days to the executive officers will be subject to approval by the Board of Executive Officers, except as provided in item XXX of art. 36 hereof.

§ 2 In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however, that such substitute is not a member of this Board, except for the CEO, whose substitute shall be appointed among the other officers by the Board of Directors.

§ 3 If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the executive officer who will resign from the company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Art 45. The Chief Compliance Officer shall be chosen by means of a list of three applicants, defined by a company specializing in the selection of executives.

§ 1 The integrity area may report directly to the Board of Directors in situations in which there is alleged involvement of the company’s CEO in irregularities or when he fails to take the necessary measures with respect to the situation reported.

§ 2 In the situations referred to in the previous paragraph, the subject shall be addressed without the presence of the company’s CEO.

Art 46. The Board of Executive Officers shall not be allowed to perform the activities standing as conflict of interest, abiding by the manner and term established in the applicable laws.

§ 1 After the term of office, a former member of the Board of Executive Officers who is impeded may receive an indemnity equivalent to the fee set per month for the position he held, abiding by the paragraphs 2 and 3 of this article.

§ 2 An impediment shall depend on the positioning by the Commission of Public Ethics of the Presidency of the Republic.

§ 3 A compensation will not be owed to a former member of the Board of Executive Officers who returns before the impediment and takes up the duties in the public or private administration office he was assigned before his investiture, provided that there is no conflict of interests.

Art 47. The Board of Executive Officers, in the exercise of its rights and duties shall, specifically:

I – prepare and submit, to the Board of Directors, the fundamental guidelines of administrative organization of Eletrobras, as well as approve the referral of other subjects under the jurisdiction of the mentioned Board;

II – submit, until the last shareholders’ meeting of the Board of Directors of the previous year, the master plan of business and management for the next annual year, as well as the long-term strategy adjusted with the analysis of risks and opportunities for, at least, the next 5 (five) years;

III - manage Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, decide on acts and approve contracts in accordance with the applicable policy of responsibilities, including, among them, but not limited, the granting of financings for electric energy public utility companies under its control, and the entry into loans in Brazil or abroad;

IV - establish administrative, technical, financial and accounting rules for Eletrobras;

V - prepare the budgets of Eletrobras, to meet the strategic plan and the multiannual plan of business and investments;

VI - approve changes in the organizational structure of management boards and those of its controlled companies of Eletrobras, including, for the latter, the creation, termination and operation of committees which are linked to it;

VII - submit to the Board of Directors for approval proposals about the plans that provide for the admission, career, access, benefits and discipline of the employees of Eletrobras;

VIII - approve the names indicated by the executive officers to occupy places directly under their control;

IX - issue an opinion in the case of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the executive officers;

X - delegate authority to executive officers for individual decisions on matters included within the scope of the functions of the Board of Executive Officers;

XI - delegate powers to executive officers and employees for the approval of expenses, establishing limits and conditions;

XII – authorize, in accordance with the applicable legislation, that Eletrobras employees leave the country in order to performing technical activities or professional development essential to its institutional mission;

XIII - prepare, in each fiscal year, a Management Report, financials, a proposal for allotment of dividends and the payment of interest on own capital and investment of surplus, to be submitted for the review of the Board of Directors, the Fiscal Council, and the Audit and Risk Committee, and for the review and decision of the General Meeting;

XIV - prepare plans for the issuance of debentures, for the review of the Board of Directors of Eletrobras, which shall decide about them or submit them to the General Meeting, as the case may be;

XV - control the activities of subsidiaries and controlled companies;

XVI - appoint representatives of Eletrobras for Meetings of companies in which it participates as shareholder, and associations where it is a member, issuing instructions for their performance;

XVII – approve the trading of rights on the results of research, development and innovation of their controlled companies, connected to the electricity industry;

XVIII - establish a guideline for the vote of all companies controlled by Eletrobras at Meetings of the Electric Power Trading Chamber – CCEE;

XIX – deliberate on the purchase, sale or burdening of real estate and personal property, in accordance with the sums established in the applicable policy of responsibilities;

XX – prepare, change and approve its Internal Rules;

XXI - inspect and follow up business companies, including Special Purpose Enterprises - SPEs, wherein it holds shareholding participation, with respect to the governance practices, the results submitted and the control, proportionally to the relevance, materiality and risks for the business.

CHAPTER VIII

Duties of the Chief Executive Officer and Executive Officers

Art 48. Without prejudice to the other assignments of the Board of Executive Officers, the company’s Chief Executive Officer shall:

I - carry out the preparation, management and follow-up of the Strategic Planning and Master Plan of Business and Management of Eletrobras’ companies;

II - carry out the management of performance, sustainability and business development;

III - represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any executive officer, as well as appoint representatives, attorneys, agents or proxies;

IV - to preside over the General Meetings;

V - to hire and dismiss employees;

VI - to formalize the appointments approved by the Board of Executive Officers;

VII - develop the relationship policy of the Holding and companies of Eletrobras with the society in general and coordinate the press activities, internal communications, events, advertising, sponsoring and ceremonies;

VIII - together with another executive officer, to manage the funds of Eletrobras and sign deeds and contracts, which may be delegated to other executive officers and employees or attorneys of Eletrobras, with the approval of the Board of Executive Officers;

IX - ratify, in accordance with applicable legislation, the act of an entity member of the Eletrobras System deciding on the removal of its respective employees except as provided for in Art 47, item XII, hereof;

X – appoint the electoral commission in order to organize the election of the employee representative on the Board of Directors and declare the winning candidate and communicate the result to the controlling shareholder to adopt the necessary action to designate the employees' representative on the Board of Directors; and

XI – perform other assignments that may be established by the Board of Directors.

Art 49. The assignments of the other Officers, without prejudice of the other activities assigned to them by the Board of Directors, shall be as follows:

§ 1 The Chief Generation Officer shall have to:

I. carry out the prospection, assessment and development of energy supply expansion projects;

II. set guidelines on the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;

III. set guidelines to the programs of maintenance and for the follow-up of the operating performance of power units; and

IV. coordinate the activities connected to the sector regulation of the business of generation, trading of power and energy efficiency.

§ 2 The Chief Transmission Officer shall have to:

I. analyze the opportunities of new transmission business;

II. carry out programs of investment and implementation of transmission projects of interest of Eletrobras;

III. set the guidelines and monitor the operating performance and the maintenance programs of transmission, under the scope of Eletrobras companies; and

IV. carry out activities connected to the electric energy sector regulation, under the scope of the Holding and Eletrobras companies.

§ 3 The Distribution Officer shall have to:

I. align the management of the Distribution companies to the Strategic Planning of Eletrobras companies;

II. follow up the policies, strategies, planning, technical and commercial services and results of the Distribution companies;

III. define and follow up economic, financial, and commercial and operating indicators of the Distribution companies; and

IV. promote the technical and institutional relationship with government agencies and Associations, relating to affairs of the sector’s regulation of electric energy distribution operations.

§ 4 The Compliance Officer shall have to:

      I.        ensure the compliance with proceedings and mitigation of risks in the activities of the Holding and Eletrobras’ company, including fraud and bribery, ensuring the abidance by the laws, standards, rules and regulations internal or external to the Company, and ensure the fulfillment of the compliance requirements under Law 13,303/2016;

    II.        apply internal mechanisms and procedures to ensure integrity, as provided for in the Decree 8,420/15, which allow spotting and correcting any deviations, frauds, irregularities, as well as encouraging internal whistleblowing of irregularities;

   III.        sport, assess, treat, follow up and report avoidable operating loss for a better management of the risks inherent to the main processes of Eletrobras’ companies, extending the accountability of the concerned parties; and

   IV.        supply the Board of Directors, the Audit and Risk Committee, and the Board of Executive Officers with independent, unbiased and timely assessments on the effectiveness of the management of risks, appropriateness of the internal controls and fulfillment of the standards and regulations associated with the operations of Eletrobras’ companies, especially those connected to the risks found in the anticorruption practices of the Company.

§ 5 Chief Financial Officer and Investor Relations Officer shall have to:

     I.        carry out the economic and financial, tax and fiscal planning and control of Eletrobras;

    II.        carry out the accounting control and statement of economic and financial results;

  III.        carry out the economic and financial analysis of investments and divestments; and

   IV.        carry out the corporate, economic and financial management of interests, including Specific Purpose Enterprises.

§ 6 The Legal and Corporate Management Officer shall have to:

     I.        undertake to be legal representatives of Eletrobras, before court and out of court, and in internal legal consulting;

    II.        carry out people management practices;

  III.        provide the goods and services infrastructure and supply; and

   IV.        provide the resources of Information Technology and Data and Voice.

CHAPTER IX

Fiscal Council

Art 50. The Fiscal Council is held permanently and is composed of 5 (five) effective members, and their respective substitutes, elected by the General Meeting, and all of its members have to be Brazilian citizens and residents, either shareholders or not, with term of office of 02 (two) years, and there may be 02 (two) reappointments at the most, and shall include as follows:

I – 01 (one) member and the respective substitute appointed by the Ministry of Finance, as representative of the National Treasury, which shall be a public servant with permanent office at the federal government;

II – 02 (two) members and the respective substitutes elected by the controlling shareholder;

III – 01 (one) member and the respective substitute elected by the minority shareholders; and

IV - 01 (one) member and the respective substitute elected by the holders of preferred shares.

§ 1. The members and respective substitutes of the Fiscal Council appointed under the terms of Items III and IV of this Art shall be elected in separate voting.

§ 2 In the period provided for in the head provision of this article, any prior periods of office that occurred less than 2 (two) years ago shall be taken into consideration.

§ 3 After the maximum period provided for in the head provision of this article, the member of the Fiscal Council can only return after a period equivalent to a term of office.

Art 51. The investiture into the office of Eletrobras’ Fiscal Concil Member shall follow the conditions imposed under the applicable laws, as well as those under the Policy of Appointment of Eletrobras companies.

§ 1 Whenever the Policy of Appointment intends to impose requirements additional to those established under the applicable laws onto the Eletrobras’ Fiscal Directors, such requirements shall be forwarded for deliberation of the shareholders, at a General Meeting.

§ 2 The members of the Fiscal Council shall be invested in their positions, independently of the signing of the term of office, since their respective election.

§ 3 Each fiscal director shall, before entering and leaving office, submit a statement of assets to the company, the Public Ethics Committee of the Presidency of the Republic – CEP/PR and the Audit Court.

§ 4 The monthly compensation owed to the members of the Fiscal Council shall surpass ten percent of the average monthly compensation of officers, except for the amounts connected to the vacation premium and benefits, and the payment of interest in the company’s profit and compensation at an amount higher than that paid to directors is hereby forbidden.

§ 5 The fiscal council members shall participate in the inauguration and annually, in the specific training on corporate and capitals market laws, disclosure of information, internal control, code of conduct, Law 12,846/2013, and other subjects connected to the activities of Eletrobras.

§ 6 The reinstatement of a fiscal director that has not participated in an annual training provided by the company of the past two years is hereby forbidden.

§ 7 The members of the Fiscal Council shall perform their duties, which are non- transferable, in the exclusive interest of the company, and it is considered abusive to perform such duty with the objective of causing damage to the company, or to its shareholders or managers, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the company, to its shareholders or managers.

§ 8 The Fiscal Council shall have to engage insurance under the terms of paragraphs 1 and 4 of article 29 hereof.

§ 9 The members of the Fiscal Council shall apply the limitations set forth in the caput and sole paragraph of Article 31 of these bylaws.

Art 52. The members of the Fiscal Council, in their first meeting, shall elect their Chairman, who shall forward to the company the deliberation of the council for fulfillment, with due registration on the book of minutes and Opinions of the Fiscal Council.

§ 1 In the event of a vacancy, resignation, impeachment or unjustifiable absence at two consecutive meetings or three non-continuous meetings, over the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective substitute, who shall receive the due compensation.

§ 2 The members of the Fiscal Council shall have its commuting and lodging expenses reimbursed whenever they reside out of the city of meeting, and only the commuting when they reside in the city.

Art 53. In the exercise of the duties appurtenant to the Fiscal Council, without prejudice to the assignments provided for in the applicable laws:

I - to supervise, through any of its members, the acts taken by any of the managers and to check the accomplishments of their legal and statutory duties;

II - to issue an opinion on the annual management’s report, providing evidence in the report of all information deemed necessary or useful for deliberation by the General Meeting;

III - to issue an opinion on the proposals from the management bodies, to be presented to the General Meeting, regarding alteration in the share capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, through any of its members, to the management bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the General Meeting, the mistakes, frauds or crimes they might discover, and to suggest useful measures;

V - to call an Ordinary General Meeting, in the event that the management bodies delay for more than a month such convocation, and an Extraordinary General Meeting, whenever ground or urgent reasons occur, including in the agenda of General Meeting the subject they consider most necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;

VII - examine the financial statements for the fiscal year and issue an opinion on them;

VIII - to perform the duties established in items I to VII in the event of liquidation of Eletrobras.

IX – examine the Annual Report of Activities of the Internal Audit – RAINT and the Annual Plan of Internal Audit – PAINT;

X - carry out the appraisal of the performance of its members and the Fiscal Council as a board, at least once a year, under the terms of the applicable laws;

XI – prepare, change and approve its Internal Rules;

XII – follow up the asset, financial and budgetary performance, thus reviewing books and any other documents, as well as requesting information; and

XIII – inspect the fulfillment of the limit of participation of Eletrobras in the payment of health care and supplemental social security benefits.

§ 1 The management bodies have the obligation to provide, in writing, to the members of the Fiscal Council, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

§ 2 The members of the Fiscal Council will attend meetings of the Board of Directors and the Board of Executive Officers of Eletrobras, at which subjects on which they might opine (items II, III and VII, from this article) are discussed.

Art 54. The Fiscal Council will meet ordinarily once a month, and extraordinarily, whenever called by the Chairman of the Board.

Sole paragraph. The Fiscal Council will hold a meeting with a minimum of three members, and the approval of matters subject to their decision requires the vote of at least three of its members.

CHAPTER X

Fiscal Year and Financial Statements

Art 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31st of each year and the financial statements will comply with the precepts of Law 3,890-A, 1961, the federal legislation on electricity, the law on joint stock companies and these Bylaws.

§ 1 In each business year, there shall be a mandatory distribution of dividends corresponding to at least twenty-five percent of the net profit, adjusted in accordance with applicable laws, and abiding by the Dividend Distribution Policy.

§ 2. The amount of dividends and interest paid or credited as remuneration for shareholders' equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year up to the day of effective payment, plus interest if such payment is not made on the date determined by the General Meeting.

§ 3 The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and the applicable laws and regulations, may be charged to the holders of common shares and to the minimum annual dividend for the preferred shares, including such amount in the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

Art.56. Each year, besides the legal reserve, the General Meeting shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a study and project reserve, intended for technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and

II - fifty per cent for an investment reserve fund, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Art.57. Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for social welfare assistance to its employees, according to plans approved by the Board of Executive Officers.

Art.58. Every year Eletrobras shall allocate and include in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Art.59. The right to receive a dividend shall become prescribed after three years and any dividend not claimed by that time shall revert to Eletrobras.

CHAPTER XI

Employees

Art 60. The positions of holders of the Internal Audit, Ombudsman and Governance Office shall be exercised by employees of the staff of Eletrobras or its companies.

Art.61. The provisions of the applicable labor laws of Law 3,890-A, 1961 and these Bylaws will apply to the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable.

Art.62. The labor force of Eletrobras will be composed of:

I - personnel admitted to permanent career functions, through a selection process consisting of tests, or of titles or tests;

II - holders of positions of trust of the higher administration, the amount of holders will be determined by the Board of Directors, according to the provisions of item XXXI of art. 36 hereof; and

III - personnel hired through temporary contracts, in accordance with the applicable laws.

§ 1 The positions of trust of the higher administration and the power and responsibilities of their positions will be defined in the offices and salary plan of Eletrobras.

§ 2 The functions referred to in § 1 might, in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists that are not part of the permanent staff of the company.

§ 3 The holders of the positions of trust that carry out management duties, thus generating salary advantages not provided for or in noncompliance with the provisions of the employment contracts, staffing and compensation plan, collective bargaining agreement, or the applicable laws, shall be held liable for the damage caused to the company, with prejudice to the penalties established in the Code of Ethics and Conduct of Eletrobras Companies.

Art.63. After the close of each fiscal year of Eletrobras and after the deduction of accumulated losses and the provision for income tax, the employees shall be entitled to a share in the profits and results, in accordance with the terms of the employment contracts and conventions, signed by Eletrobras, and specific guidelines determined by the Office of Coordination and Governance of the State-owned Companies.

Art.64. Eletrobras shall provide social welfare assistance to its employees, through Fundação Eletrobras de Seguridade Social – ELETROS (the ELETROBRAS Social Security Foundation) in compliance with the stipulations of the Board of Executive Officers.

CHAPTER XII

General Provisions

Art.65. Eletrobras, through its management, is obliged to provide information to the Minister of Mines and Energy, for scrutiny from the Federal Government, and the Audit Court (Tribunal das Contas da União) and the House of Representatives and the Senate (Congresso Nacional), through the Ministry of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when called, must appear in person before any of the committees of any of the two houses of the Congress, to clarify information about any subject about which he was previously informed, and he may be dismissed from his function, in case he does not justify his failure to attend.

Art.66. Eletrobras may enter into contracts with the Federal Government, directly or through companies in which it participates, for the execution of works and services, for which special financial resources were allocated.

§ 1 The installations constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed along with the costs.

§ 2 As long as the provision in the previous paragraph has not been complied with, the installations mentioned in this article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Art.67. The Board of Executive Officers shall, following approval from the Minister of Mines and Energy, publish the following in the Official Gazette:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art 68. The Internal Audit, Ombudsman and the Secretariat of Governance will be directly linked to the Board of Directors.

CHAPTER XIII

Transitional Provisions

Art 69. The installation and operation of the Audit and Risk Committee provided for in Art 40 of these Bylaws shall occur until 06/30/2018.

ANNEX 03

FISCAL COUNCIL

489th Meeting	01.15.2020

OPINION OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

The undersigned members of the Fiscal Council of Centrais Elétricas Brasileiras SA - Eletrobras (“Company”), in the use of their legal and statutory attributions and, also, as provided in clauses III of article 163 of Law 6.404/1976, declare to have proceeded the examination of the Management Proposal for the General Meeting that will resolve on the approval of the Company's capital increase. The capital increase whose approval by the Fiscal Council is now favorable is R$ 7,751,940,082.78, corresponding to 201,792,299 new common shares and 14,504,511 new class b preferred shares, which were subscribed and paid in, in pursuant to what was resolved at the Company's Extraordinary General Meeting held on November 14, 2019. The members of the Eletrobras Fiscal Council expressly favor the proposal presented, still in continuity with what was analyzed at the 489th meeting of this Fiscal Council, which is why it is recommended that the aforementioned proposal be submitted to the shareholders for analyses and approval at the General Meeting.

Rio de Janeiro, January 15, 2020.

PATRÍCIA VALENTE STIERLI Chairman of the Fiscal Council	EDUARDO COUTINHO GUERRA Fiscal Council Member
GIULIANO BARBATO WOLF Fiscal Council Member	THAÍS MÁRCIA F. MATANO LACERDA Fiscal Council Member

ANNEX 4

CAE/CAAS Rua da Quitanda, 196, 25th floor, Centro, Rio de Janeiro – RJ Phone.: (21) 2514-5641 RCAE 099, 01/14/2020.

CERTIFICATE OF THE MINUTES OF THE NINETIETH NINTH MEETING OF THE STATUTORY AUDIT AND RISK COMMITTEE – CAE –  OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified that, on the fourteenth day of January of the year two thousand and twenty, at 9 am, the Statutory Audit and Risk Committee - CAE of Eletrobras met at the Company's Central Office, at Rua da Quitanda, 196, 25th floor, Centro, Rio de Janeiro - RJ. The meeting was coordinated by Board Member MAURO GENTILE RODRIGUES DA CUNHA, and Mr. LUÍS HENRIQUE BASSI ALMEIDA and Board Member DANIEL ALVES FERREIRA attended the meeting. The Board member FELIPE VILLELA DIAS was justifiably absent. Advisory for Eletrobras BofD: Call for the 177th EGM - Approval of capital increase and amendment of article 7 of the Bylaws. RES-001, 01.06.2020. The guests introduced the subject, at which time they presented to the board the proposal of the Eletrobras Executive Board, pursuant to Resolution RES-001, dated 01.06.2020, to approve the convening of the 177th Extraordinary General Meeting of Shareholders, with a view to deliberating on a: (i) approval of the capital increase, in the amount of R$ 7,751,940,082.78 (seven billion, seven hundred and fifty one million, nine hundred and forty thousand, eighty two reais and seventy-eight cents), by means of the issuance of 201,792,299 (two hundred one million, seven hundred and ninety two thousand two hundred and ninety nine) new common shares and 14,504,511 (fourteen million, five hundred and four thousand five hundred and eleven) new class B preferred shares, which were subscribed and paid-up, pursuant to what was resolved at the Company's Extraordinary General Meeting held on November 14, 2019; (ii) amendment of article 7 of the Company's Bylaws, to reflect the capital increase effectively approved, as per item (i) above. The following were highlighted: (a) the history and brief description of the corporate operation; (b) the main benefits and costs of the transaction; (c) changes in share capital; and (d) the main points of attention of the Management Proposal. After considering the matter, in light of the presentation made, and based on the support material available, the Committee, in advising the Eletrobras Board of Directors, expressed its favorable opinion on the proposal to approve the convening of the 177th Extraordinary General Meeting of Shareholders to resolve on the approval of the capital increase and the amendment of article 7 of the Company's Bylaws, pursuant to Board of Executive Officers Resolution RES-001, dated 01.06.2020. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors of Eletrobras and Substitute Secretary of Governance.

Rio de Janeiro, January 14, 2020.

FERNANDO KHOURY FRANCISCO JUNIOR
Substitute Secretary of Governance

ANNEX 5

From:	Cristiane Vieira de Paiva Villela
To:	André de Avellar Torres
Subject:	Call of 177th EGM of Eletrobras
Reference:	Memorandum DFR-108/2019 EMP–2019/0893

Mrs. Head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis1 of this PRJE, from a legal point of view, of Eletrobras’ Management Proposal, to be held on February 17, 2020, to deliberate on the following agenda:

“1. To approve the capital increase, in the amount of BRL 7,751,940,082.78 (Seven Billion, Seven Hundred and Fifty-one Million, Nine Hundred and Forty Thousand, Eighty-two Brazilian Reais and Seventy-eight Cents), through the issuance of 201,792,299 (Two Hundred One Million Seven Hundred and Ninety-two Thousand Two Hundred and Ninety-nine) new common shares and 14,504,511 (Fourteen Million Five Hundred and Four Thousand Five Hundred and Eleven) new class B preferred shares, which were subscribed and paid in pursuant to which was resolved at the Company's Special Shareholders’ Meeting held on November 14, 2019 (“Issuance EGM”);

2. To amend Article 7 of the Company’s Articles of Incorporation to reflect the capital increase approved, pursuant to Item 1 of the agenda, to read as follows: “Article 7. The capital is BRL 39,057,271,546.52 (Thirty-nine Billion, Fifty-seven Million, Two Hundred Seventy-one Thousand, Five Hundred Forty-six Brazilian Reais and Fifty-two Cents), divided into 1,288,842,596 (One Billion Two Hundred and Eighty-eight Million Eight Hundred and Forty-two Thousand Five Hundred and Ninety-six) common shares, 146,920 (One Hundred and Forty-six Thousand, Nine Hundred and Twenty) class “A” preferred shares and 279,941,394 (Two Hundred and Seventy-nine Million Nine Hundred and Forty-one Thousand Three Hundred and Ninety-four) class “B” preferred shares, all without par value.”

Once the facts are reported, we proceed with the examination of the legal issues related to the query under review, given that this analysis is limited to the review of the legal aspects of the Management Proposal, and therefore, the financial and business conditions are not the object of this opinion, nor are the convenience and timeliness of the transaction to be deliberated upon.

1. General Considerations related to the Shareholders’ General Meetings

1.1. Call:

1 It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 1242 et seq of Law No. 6404/76, the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, the agenda and, in the case of a reform of the Articles of Incorporation, the indication of the subject.

It should be noted that Article 124, Paragraph 6 of Law No. 6404/76, which requires listed companies to submit, on the date of publication of the notice convening the annual and extraordinary meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 1333 and 1354, Paragraph 3 of the same legal provision.

2 Art 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of reform of the Articles of Incorporation.

Paragraph 1 The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least 8 (eight) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least 5 (five) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

Paragraph 2 Except for reasons of Force Majeure, the shareholders’ meeting shall be held in the building where the company has its headquarters; whenever it will be held in another location, the notices shall clearly state the venue of the meeting, which in no case may be held outside the location of the headquarters.

Paragraph 3 In closed held corporations, a shareholder representing 5% (five percent)  or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding 2 (two) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s management for damages.

Paragraph 4 Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5 The Securities Commission may, at its sole discretion, by reasoned decision of its Board, at the request of any shareholder, and after hearing the company:

I - increase, to up to 30 (thirty) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

3 Art133. The managers should communicate, no later than 1 (one) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the subjects included in the agenda.

Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3 The documents referred to in this article, except for those included in subsections IV and V, shall be published at least 5 (five) days before the date set for holding the shareholders’ meeting.

Paragraph 4 The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until 1 (one) month before the date scheduled for holding the ordinary shareholders’ meeting.

4 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

With respect to the opening of the shareholders’ meeting, Article 1255 of Law No. 6404/76 establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

In this regard, it should be noted that opening quorum (Art 125 of Law No. 6404/76) is different from the deliberation quorum (Arts 1296 and 1367 of Law No. 6404/76). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

5 Article 125. Subject to the exceptions provided for by law, the shareholders' meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.

Sole Paragraph. Non-voting shareholders may attend the shareholders’ meeting, and discuss the matter referred for deliberation.

6 Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

7 Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - chance of the corporate purpose;

VII - end of the company’s liquidation status;

VIII - establishment of the participation certificates;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1 In the cases of subsections I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2 The Securities Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Securities Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3 The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under subsections I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

With respect to the deliberation quorum, it should be noted that, as a general rule, Law No, 6404/76, under Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

It should be noted that, at the meetings called to deliberate on amendments to the Articles, the quorum to open it is that provided for under Article 135 head provision of Law No. 6404/76, i.e., for opening in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second call, with any number.

Subsequently, under the terms of Article 133, of Law No. 6404/76, the managers should report, until one month before the date set for the OGM, for notices published in the manner set forth in Article 124, that the documents provided for in its head provision are available to shareholders, provided that such documents, except for the opinion of the fiscal board, and other documents related to matters included in the agenda8, shall be published within a period of not more than 5 (five) days before the date set for the publication of the notices, when such documents are published up to one month before the date set for the holding of Shareholders’ Meeting. It should be noted that failure to publish the notices or failure to comply with the deadlines referred to in Article 124 of Law No. 6404/76 may be remedied by the attendance at the Shareholders’ Meeting of all shareholders, but, however, publishing the documents prior to the Shareholders’ Meeting is mandatory.

8At this point, we bring up the understanding of jurist Modesto Carvalhosa, according to which “although the company is required to disclose, prior to the shareholders’ meeting, the documents referred to in new subsections IV and V, Law no. 10303, of 2001, in the new paragraph 3 of this Article 133, exempts these documents from the publication before the shareholders’ meeting is held. Therefore, shareholders interested in analyzing these documents shall not be able to count on their publication before the shareholders’ meeting, and they should arrange a copy at the places stated by the company in the published notices. Nevertheless, the published notices should mention the opinion of the Fiscal Board and the existence of divergent votes, if any, as well as other documents referring to the matters included in the agenda.” (emphasis added.)

In addition, the Securities Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies.

Accordingly, publicly-held companies should comply with the provisions of the aforementioned CVM Instruction 481/2009. In this regard, there shall be also applicable those provisions under Articles 6 and 9 of said Instruction, according to which:

“Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph.  The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Law No. 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

(...)

Article 9 The company should provide, not later than one (1) month before the date scheduled for the ordinary shareholders' meeting, the following documents and information:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II – copy of the financial statements;

III - management's comment on the company's financial situation, pursuant to item 10 of the reference form;

IV – report of independent auditors;

V - opinion of the fiscal board, including dissenting votes, if any; and

VI – the remote voting bulletin, referred to under Article 21-F.

Sole Paragraph.  By the date set forth in the caput, the company should also provide the following documents:

I – Standardized Financial Statements Form - DFP;

II - proposal for the allocation of net income for the year that establishes at least the information stated in Annex 9-1-II to this Instruction; and

III – opinion of the audit committee, if any.”

1.2. Voting Right

Initially, it is found that Eletrobras’ preferred shares do not grant their holders the right to vote at meetings, according to Article 89, subsection II of the Company's Articles of Incorporation10.

In this regard, it is found that the prohibition of voting by preferred shareholders in shareholders’ meetings is mitigated by Law No. 6404/76, as these shareholders will acquire the right to vote, if the company fails to pay to them the set or minimum dividends to which they are entitled, a right that they shall keep until the payment of such dividends. This is inferred by the provisions under Article 111, Paragraph 111 of Law No. 6404/76.

Therefore, if Eletrobras has made the payment of dividends to holders of preferred shares, they shall not be entitled to vote at such meeting.

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of arts 121 and 127 of Law No. 6404/1976, introducing into the Brazilian capital market a tool for distance voting referred to as voting ballot paper.

In this regard, the voting ballot paper for remote voting became mandatory12for publicly traded companies with shares listed on the stock exchange.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

9 Article 8. Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

10 “Article 4 - Each common share shall correspond to one vote in the deliberations of the shareholders’ meeting.

Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:

(...)

IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Law 6404/76 and its amendments.”

11 “Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the common shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.

Paragraph 1 Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the set or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.”

12 Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II – whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Law No. 6404, of 1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Distance Voting Ballot, pursuant to the provisions under Article 21-F of said Instruction.

2. Business of the Special Shareholders’ Meeting

In accordance with Article 131 of Law No. 6404/7613, the Shareholders’ Meeting is ordinary (OGM) when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special (“EGM”) in the other cases14.

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of Law No. 6404/76, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned Legal Provision.

Once the general questions are resolved, we will examine the legal aspects of the Call for Bids regarding Eletrobras’ Extraordinary General Meeting – EGM.

With regard to Item 1 of the agenda, the Management Proposal renders it clear that:

“At the time of the Issuance EGM, it was decided for the Capital Increase in the maximum amount, in the case of total subscription of the issued shares, in the amount of BRL 9,987,786,560.33 (Nine Billion, Nine Hundred and Eighty-seven Million, Seven Hundred and Eighty-six Thousand, Five Hundred and Sixty Brazilian Reais and Thirty-three Cents) (“Maximum Amount”) and also resolved on the minimum amount of the Capital Increase, which would be subscribed and paid in by the Company's controlling shareholder, the Federal Government,  BRL 4,054,016,419.37 (Four Billion, Fifty-four Million, Sixteen Thousand, Four Hundred and Nineteen Brazilian Reais and Thirty-seven Cents) (“Minimum Amount”), thus allowing the partial approval of the Capital Increase.

Throughout the Capital Increase of the shares issued at the Issuance EGM, there was the subscription and payment of 201,792,299 (Two Hundred One Million, Seven Hundred and Ninety-two Thousand and Two Hundred and Ninety-nine) common shares and 14,504,511 (Fourteen Million, Five Hundred and Four Thousand and Five Hundred and Eleven) class B preferred shares, of which 191,942,718 (One Hundred and Ninety-one million, Nine Hundred and Forty-two Thousand, Seven hundred and Eighteen) common shares and 12,674,751 (Twelve Million, Six Hundred and Seventy-four Thousand and Seven hundred and Fifty-one) class B preferred shares arising from the exercise of preemptive rights, and 9,849,581 (Nine Million, Eight Hundred and Forty-nine Thousand and Five Hundred and Eighty-one) common shares and 1,829,760 (One Million, Eight Hundred and Twenty-nine Thousand and Seven Hundred and Sixty) class B preferred shares arising from the apportionment of the remaining shares. Thus, the Minimum Amount was reached, and the issuance is subject to partial approval, which, if any, will cause the company’s capital to exceed 1,087,050,297 (One Billion, Eighty-seven Million, Fifty Thousand, Two Hundred and Ninety-seven) common shares, 146,920 (One Hundred and Forty-six Thousand, Nine Hundred and Twenty) class A preferred shares and 265,436,883 (Two Hundred and Sixty-five Million, Four Hundred and Thirty-six Thousand, Eight Hundred and Eighty-three) class B preferred shares to 1,288,842,596 (One Billion Two Hundred and Eighty-eight Million Eight Hundred and Forty-two Thousand Five Hundred and Ninety-six common shares, 146,920 (One Hundred and Forty Six Thousand, Nine Hundred and Twenty) class A preferred shares and 279,941,394 (Two Hundred and Seventy-nine Million nine Hundred and Forty-one Thousand Three Hundred and Ninety-four) class B preferred shares.

13 Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

14 Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

Taking into account the reasons given for the necessity of Capital Increase, as part of the management proposal of the Issuance EGM, in addition to the achievement of the Minimum Amount, the Company's management proposes the partial approval of the Capital Increase, with referred capital increasing from BRL 31,305,331,463.74 (Thirty-one Billion, Three Hundred and Five Million, Three Hundred and Thirty-one Thousand, Four Hundred and Sixty-three Brazilian Reais and Seventy-four Cents) to BRL 39,057,271,546.52 (Thirty-nine Billion Fifty-seven Million Two Hundred Seventy-one Thousand Five Hundred and Forty-six Brazilian Reais and Fifty-two Cents), as well as 1,087,050,297 (One Billion, Eighty-seven Million, Fifty Thousand, Two Hundred and Ninety-seven) common shares, 146,920 (One Hundred Forty-six Thousand, Nine Hundred and Twenty) class A preferred shares, and 265,436,883 (Two Hundred and Sixty-five Million, Four Hundred and Thirty-six Thousand, Eight hundred and Eighty-three) class B preferred shares to 1,288,842,596 (One Billion, Two Hundred and Eighty-eight Million, Eight Hundred and Forty-two Thousand, Five Hundred and Ninety-six) common shares, 146,920 (One Hundred Forty-six Thousand, Nine Hundred and Twenty), class A preferred shares, and 279,941,394 (Two Hundred and Seventy-nine Million Nine Hundred and Forty-one Thousand Three Hundred and Ninety-four) class B preferred shares.

Subsequently, 20,751,029 (Twenty Million Seven Hundred and Fifty One Thousand and Twenty-nine) common shares, and 39,866,389 (Thirty-nine Million, Eight Hundred Sixty-six Thousand Three Hundred and Eighty-nine) class B preferred shares were not subscribed and/or paid in throughout the Capital Increase, thus standing as shares which will not be issued, pursuant to Item 3.4 of the management proposal of the Issuance EGM. Out of this amount, 851,109 (Eight Hundred and Fifty-one Thousand One Hundred and Nine) common shares, and 711,149 (Seven Hundred and Eleven Thousand and One Hundred and Forty-nine) class B preferred shares were subscribed on a condition to the total or partial subscription of the capital increase, which was not reached, which is why the amounts disbursed as payment by the shareholders, in the total amount of BRL 57,069,726.30 (Fifty-seven Million Sixty-nine Thousand Seven Hundred Twenty-six Brazilian Reais and Thirty Cents), were returned without monetary adjustment on January 3, 2020, pursuant to the notice to shareholders dated November 14, 2019.”

That said, it can be seen that the approval of the capital increase under review stands as a consequence of the capital increase approved at the 175th Eletrobras EGM, a subject addressed in opinion no. PRJE 0281/2019, dated October 8, 2019, which is hereby referred to in its full form.

Furthermore, we hereby quote excerpts of said opinion, as appropriate:

“Also in this regard, it should be underlined that the Management Proposal shall refer to shareholders’ deliberation the so-called “capital increase in band, “with the minimum amount to be capitalized referring to the AFAC’s carried out by the controlling shareholder, while the range between minimum and the maximum amount may be subscribed and paid in by other shareholders in currency and dividend credits already stated by the company (dividend credits).

(...)

Another highlight is the possibility for the holders of Class “A” preferred shares (“PN A”) to subscribe for the Class “B” preferred shares issued in this capital increase. It should be noted that, despite having distinct dividends15, in theory representing risk of withdrawal by the shareholders in question16, Art 9, Paragraph 1 of Eletrobras’ Articles of Incorporation temporarily defined the issuance of the “PN A” until June 23, 1969, so that applying the provisions under Article 171, Paragraph 1, “a” of Law 6404/76 is not legally feasible, that is, the preemptive right will be exercised over shares identical to those belonging to the shareholder in the capital.

Thus, in order to preserve the essence of provisions governing the preemptive right, the rule of “supplementation”17 set forth in Article 171, Paragraph 1, “b” of Law No. 6404/76, that is, the exercise of the prerogative shall be projected over the existing class of preferred shares – “PN B” – in order to guarantee to the shareholder the same proportion held in the capital before the increase.”

It should be noted that, for the capital increase, Article 16618, subsection IV of Law No. 6404/76, provides that, if there is no provision under the Articles of Incorporation for authorized capital, as in this case, the deliberation on said increase shall take place at the Company’s Shareholders’ Meeting.

15 Art 9. Preferred shares may not be converted into common shares and shall be prioritized in capital reimbursement and in distribution of dividends.

Paragraph 1 Class "A" preferred shares, which are those that have been subscribed until June 23, 1969, and those arising from bonuses attached to them, will have priority in the distribution of dividends, these incidents at the rate of eight per cent per annum on shareholders' equity belonging to that category and class of shares, to be apportioned among them equally.

Paragraph 2 Class “B" preferred shares, which are those that have been subscribed until June 23, 1969, will have priority in the distribution of dividends, these incidents at the rate of six per cent per annum on shareholders' equity belonging to that category and class of shares, to be apportioned among them equally.

16 In view of Article 136, II w/ art. 137, I of Law No. 6404/1976, when it mentions alteration of preferences and advantages of preferred share classes. However, it is important to note that, in view of the information in the Management Proposal, the PN A, as they are not traded on the market – B3, NYSE and LATIBEX, are illiquid, which should be jointly assessed for better understanding as to whether or not the shareholders holding the securities in question have withdrawal rights.

17 In this sense, José Edwaldo Tavares Borba advocates: “Preference is exercised not only in the general plan of the shares, but also specifically in each class, since the shareholder has the right to place the subscription in the class corresponding to his shares, provided that they are issued. Thus, if the increase meets the proportion between classes of shares, the shareholder shall exercise preference over shares identical to those in his possession. If the proportion is not met, preference shall first be exercised over identical shares and, if not sufficient, shall be extended to others, in order to supplement the insufficiency of the former.” (Direito Societário, 15ª edição, SP: Atlas, 2017, p. 431).

18 “Article 166. Capital may be increased:

I - upon deliberation of the shareholders’ meeting, to adjust is amount for inflation (Article 167);

II - upon deliberation of the shareholders’ meeting or the board of directors, subject to the provisions of the Articles of Incorporation, in the cases of issuance of shares within the limit authorized by the Articles of Incorporation (Article 168);

III - by conversion into shares of debentures or participation certificates and by the exercise of rights conferred by subscription warrants, or stock option;

IV - upon deliberation of the special shareholders’ meeting convened to decide on the amendment of the Articles of Incorporation, in case there is no authorization to increase, or if it is expired.

Paragraph 1 Within 30 (thirty) days after the increase is in effect, the company shall apply for its registration with the registry of commerce, in the cases of numbers I to III, or the filing of the minutes of the meeting for amendment of Articles of Incorporation, in the case of number IV.

Paragraph 2 The fiscal council, if operating, shall, except for the cases under number III, mandatorily be heard before the deliberation on capital increase.” (Emphasis added)

Thus, given that this stands as a legal competence and that the intended approval is a consequence of a previous meeting decision, there is no legal obstacle to the proposed deliberation.

Regarding item 2, we noted that the intended amendment to the Articles of Incorporation shall be due to any approval of item 1 of the agenda, considering that Eletrobras does not have authorized capital.

Thus, we would like to underscore that, as it is the object of the Shareholders’ Meeting, the amendment of the Articles of Incorporation shall meet the formal requirements set forth under Article 13519 of Law No. 6404/76, as well as the previous statement of the relevant regulatory agencies.

In this vein, attention should be drawn to the provisions under Article 9820, subsection VI, letters “c” and “d” of Annex I of Decree no. 9.745/2019, dated April 8, 2019, in which it is incumbent on SEST to previously make statements about the matters provided for under these provisions, chiefly the amendment to the Articles of Incorporation and change of capital.

It should also be noted that subsection I of Article 1 and head provision of Article 3, both of Decree No. 1091/9421, establish that government-controlled companies may only increase the capital, among other matters established therein, “upon a decision of the shareholders’ meeting, especially convened," and the Counsel for the Federal Treasury in such a meeting shall comply with the terms of the voting instruction issued by the Minister of Economy.

19 “Art 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, against bona fide third party.

Paragraph 2 The provisions under Article 97 and its paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.”

20 “Article 98.  The Secretariat of Coordination and Governance of State-Owned Companies is responsible to:

(...)

VI - make its statement about the following matters connected to public state-owned companies:

(...)

c) change of capital of state-owned company whose majority of voting capital belongs directly to the Federal Government;

d) Articles of Incorporation and its amendments;”

21 “Art 1 Government-owned companies, government-controlled companies and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon the decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - sell, in whole or in part, shares of its capital or that of its subsidiaries; proceed to the opening of its capital; increase its capital by subscription of new shares; waive the rights to subscribe for shares or debentures convertible into shares of subsidiaries; issue debentures convertible into shares or sell them, if held in treasury; sell debentures convertible into shares held by it issued by controlled companies; or, issue any other securities, in Brazil or abroad;

(...)

Art. 3 The Counsel for the Federal Treasury, at the shareholders' meetings of the entities directly controlled by the Federal Government, as well as their representatives at the meetings of the respective subsidiaries and controlled companies, shall comply with the terms of the voting instruction issued by the Ministry of Finance regarding the matters provided for under Article 1.”

In view of the foregoing, given that the proposed amendment to the Articles of Incorporation shall happen exclusively owing to any approval of item 1 of the agenda, no legal obstacle is found for the deliberation of item 2, provided that SEST has previously made its statement, in the event that said Secretariat did not make a statement on such amendment when reviewing the capital increase at the 175th EGM of Eletrobras.

As for the internal approval of the issue, it should be approved by the Board of Executive Officers, in accordance with Article 4722, items I and III of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 3623, items V and IX of ELETROBRAS’ Articles of Incorporation, for subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, item I24 of the Articles of Incorporation of ELETROBRAS with Article 1, Item I25 of Decree 1091/1994.

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

It should be noted that the legal opinion set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

22 Art 47. The Executive Board shall, under the authority conferred upon it, be specially responsible to:

(...)

I – prepare and submit to the Board of Directors the basic guidelines of administrative organization of Eletrobras, as well as approve the forwarding of other matters within the scope of said Board;

(...)

III - manage Eletrobras, take the measures appropriate to the due performance of the guidelines and deliberations of the Board of Directors, and, except for the events of mandatory submission to the Board of Directors, make its statement about acts, as well as approve contracts, in accordance with the effective policy of scope of authority, including, among such acts or contracts, without limitation, the grant of financing to electric power utilities under its control, as well as borrowing, either domestically or abroad;

23 Art 36. The Board of Directors shall, under the authority conferred upon it, without prejudice to the incumbencies under the applicable laws, be responsible to:

(...)

V - make its statement about acts, as well as approve contracts, in accordance with the effective policy of scope of authority, including, among such acts or contracts, without limitation, the grant of financing to electric power utilities under its control, as well as borrowing, either domestically or abroad;

(...)

IX - call the Shareholders’ Meeting, under the cases provided for under the Law No. 6404, of 1976, or whenever deemed suitable;

24 Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - sale, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

25 Article 1 Government-owned companies, government-controlled companies and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon the decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - sell, in whole or in part, shares of its capital or that of its subsidiaries; proceed to the opening of its capital; increase its capital by subscription of new shares; waive the rights to subscribe for shares or debentures convertible into shares of subsidiaries; issue debentures convertible into shares or sell them, if held in treasury; sell debentures convertible into shares held by it issued by controlled companies; or, issue any other securities, in Brazil or abroad; (omissis)

In view of the foregoing, pursuant to the adjudication upon the merits, and the above considerations, besides taking the favorable position of the competent Departments into account, hereby there is approval of the Management Proposal for the 177th EGM of Eletrobras, along with the Report to the Board of Executive Officers, the draft Resolution only for the purpose of controlling what has been reviewed by this PRJE, given that the content of such documents is the responsibility of the Financial Department.

To the best of our knowledge, this is the opinion.

For appraisal of higher instance.

Cristiane Vieira de Paiva Villela

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.